Exhibit No. 2

                                   February 3, 1997

The Board of Directors
Lexington B&L Financial Corp.
P.O. Box 190
Lexington, MO  64067

Attn: Erwin Oetting, Jr.

Dear Mr. Oetting:

     I am concerned about the financial results for your December quarter contained in your press release of January 31st. I'm not at all pleased by them and trust you feel likewise.

     Quarterly earnings of only $205,000 will simply not support a $13.75 stock price. At this rate, less than you earned in the September Quarter (ex the SAIF charge), EPS will be only about $.64 for the year ending 9/30/97 (on 1,265,000 shares). Thus the current PE ratio is a very rich 21.5 times. Without management enhancements at this time, our stock is quite vulnerable to a price decline of several points.

     This condition is aggravated since our stock no longer trades "cheap" to book ($15.02 per share). At $13.75 today, stock trades at a very full 92% of book. This also warns that the stock is vulnerable to a substantial decline unless enhancements are made, and quickly.

     I urge the following immediate measures:

     A.) Share repurchase up to at least 100% of book value, possibly more;

     B.)  Declaration of a substantial regular quarterly dividend
(you have an exorbitant 30.8% capital ratio);

     C.) Declaration of a large "special" dividend, tax free or taxable, to sharply reduce capital ratio and thereby enhance the paltry ROE.







                        Page 13 of 14 Pages

The Board of Directors
Lexington B&L Financial Corp.
February 3, 1997
Page 2

     I had written to you in December about these same concerns, based then upon your September quarter results. Now, months later, nothing has changed. In fact, over the past 6 months, book value per share has increased only 21 cents (from $14.81 to $15.02). Your rate of earnings has declined over these past 6 months, to a point where now your return on equity is a paltry 4.3% (annualized on December quarterly results).

     Assets and deposits have remained totally stagnant over the past 6 months. No growth has taken place. How can the stock rise further?

     You have been public about 8 months now and I see no reason why you haven't at least declared a regular dividend months ago.
With 31% capital it should be significant.

     Our company needs work. The market has been good to us over the last 8 months. However, management enhancements are now necessary, lest the stock price decline sharply based upon poor quarterly earnings and a currently poor financial profile (low ROE, excess capital, etc.). If you enact the three no brainer simple measures I've suggested above, our investment will increase in value.

     Your comments are appreciated.

                                        Very truly yours,


                                        Jerome H. Davis
                                          (signature)












                        Page 14 of 14 Pages